

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 3, 2016

Via E-mail
Thomas M. Rohrs
Chairman and Chief Executive Officer
Ichor Holdings, Ltd.
3185 Laurelview Ct.
Fremont, CA 94538

> **Re:** **Ichor Holdings, Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 7, 2016**
> **CIK No. 0001652535**

Dear Mr. Rohrs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Sales, page 55

1. We note that you attribute your increased 2015 sales to an "increase in estimated market share" at one of your customers, in addition to other factors. Please revise your disclosure to clarify how this change differs from the second sentence of this section. Also, please clarify the extent to which your increased sales were due to increases in prices, volume, or introduction of new goods.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

2.   Please amend your filing to include a report from your independent registered public accounting firm that indicates that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)." The reference in the current report to the "auditing" standards of the Public Company Accounting Oversight Board (United States) does not appear consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

        You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Robert M. Hayward, P.C.
        Kirkland & Ellis LLP